John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

January 14, 2019

Edward M. Kelly

Senior Counsel

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Advance Green Energy, Inc. Amendment 1 to Offering Statement on Form 1-A Filed October 24, 2018 File No. 24-10867

Dear Mr. Kelley:

On behalf of Advanced Green Energy, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated November 13, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”).

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Amendment 1 to Offering Statement on Form 1-A filed October 24, 2018 Cover Page of Offering Circular, page 1

1.	As we requested in comment 1 in our August 6, 2018 letter, please limit the cover page of the offering circular to one page. See Item 1 of Part II of Form 1-A.

The offering circular has been amended to comply with Item 1 of Part II of Form 1-A.

Part I, Item 1. Issuer Information

Contact Information, Address of Principal Executive Offices, page 2

2.	Disclosure that the address of your principal executive offices is 523 S. Highway 41, Inverness, Florida 34450 is inconsistent with revised disclosure in Part II that the address of your principal executive offices is 523 US Highway 41 South, Inverness, Florida 34450. Please reconcile the disclosures.

The correct address is 523 US Highway 41 South, Inverness, Florida. Part I has been so amended.

Number of shares of Common Stock to be outstanding after the offering, page 4

3.	Given 1,215,710,900 shares of Class A common stock and 350,000,000 shares of Class B common stock, the number of shares of common stock to be outstanding after the offering are 1,565,710,900 and not 1,562,786,900. Please revise.

This has been revised.

If we are unable to protect our technology and intellectual property..., page 14

4.	We are unable to locate revised disclosure which you represent has been made in response to comment 10 in our August 6, 2018 letter. We note the disclosure under "Our Technology and Intellectual Property" on page 31 has not been revised. Please revise.

This comment said “Clarify whether you have any issued patent or pending patent application. If so, describe briefly in the business section the term of any issued patent and the status of any pending patent application.”

This section has been revised to read as follows:

At the present time, all of our products are trade secrets. We have no patents and no patent applications have been filed on our products. We have applied for U.S. trademarks for our products.

An additional risk factor has been added:

Our technologies and products are not patented.

We currently do not have patents on our technologies or our products. Rather, we rely on trade secrets to protect our technology and our products. This presents the risk that the technology that we use could be reverse engineered or otherwise iscovered. This discovery could bring competitors into our markets, place us at a competitive disadvantage or affect our ability to control the prices of our products.

Dilution, page 19

5.	Disclosure in the second table that existing shareholders purchased an aggregate of 1,362,786,900 shares is inconsistent with disclosure in footnote (2) that existing shareholders purchased 1,015,710,900 shares of Class A common stock and 350,000,000,000 shares of Class B common stock which total 1,365,710,900 shares. Please reconcile the disclosures. Additionally, if the shares purchased by existing shareholders is 1,365,710,900 and not 1,362,786,900, the total number of shares purchased in the table would be 1,565,710,900 and not 1,562,786,900. Please revise or advise.

This table has been revised.

Business, page 25

6.	Given revised disclosure under "Plan of Operations for the Next 12 Months" on page 24 that you are in the development stage and that research and development will be a major endeavor over the next 12 months, elaborate in the business section on what your research and development efforts will be over the next 12 months.

This section has been revised as follows:

We are researching the use of our products in the natural gas industry to examine the extent to which our products may reduce emissions and enhance operations in this industry.

We are conducting further research on improving the optimum ways of applying the product to coal prior to shipment; refining the treatment of different grades of coal utilized in gasification and defining the overall increase in production of synthetic gas when our product is introduced in the gasifier; to define the increase in efficiency when our product is introduced into the combustion cycle of heavy fuel oils within the shipping and industrial segments, along with reduced emissions that have been mandated from the 2015 Paris Clean Air Summit; and, analyzing globally the results from treating dirty diesel fuels in countries where pollution is so bad, that our products alone could bring better health to citizens across the globe.

This research is expected to be time consuming and expensive. Any results in the laboratory must be verified to create the requirements and mandates to provide Treated Coal™ and Treated Fuel™ throughout the world. There is no assurance that our research and development efforts will be successful.

This has also been added as a risk factor:

We are conducting time consuming and expensive research and development activities with no assurances of success.

We are researching the use of our products in the natural gas industry to examine the extent to which our products may reduce emissions and enhance operations in this industry.

We are conducting further research on improving the optimum ways of applying the product to coal prior to shipment; refining the treatment of different grades of coal utilized in gasification and defining the overall increase in production of synthetic gas when our product is introduced in the gasifier; to define the increase in efficiency when our product is introduced into the combustion cycle of heavy fuel oils within the shipping and industrial segments, along with reduced emissions that have been mandated from the 2015 Paris Clean Air Summit; and, analyzing globally the results from treating dirty diesel fuels in countries where pollution is so bad, that our products alone could bring better health to citizens across the globe.

This research is expected to be time consuming and expensive. Any results in the laboratory must be verified to create the requirements and mandates to provide Treated Coal™ and Treated Fuel™ throughout the world. There is no assurance that our research and development efforts will be successful.

Our Strategic Position, page 25

7.	To help investors better assess your strategic position, supplement your revised disclosures by providing an objective standard for your statement that "We are a cost- effective, easy to implement solution to reduce pollution from such fossil fuels as coal, diesel fuel, and bunker fuel." Disclose how your cost-effectiveness and implementation solution compare to that of other products currently available on the market. Additionally, make clear that your products are not yet in their commercialization stage.

This section has been revised as follows:

Efforts to create cleaner emissions generally required extensive and expensive solutions. For example, the shipping industry will have to retrofit or replace engines costing millions of dollars per vessel in order to comply with coming regulations; power plants would have to make costly upgrades to their emission systems or retrofit for alternate fuels; greater constraints on emission standards for public transportation would require cleaner diesels for automobiles worldwide; and all diesel generators would have to convert from utilizing heavy fuel oils in order to reduce pollution.

By comparison, FUTT™ products generally do not require costly upgrades, replacements, or large capital investments. Small injection pumps can be installed on any combustion engine without substantially changing the methods in which fuels are used today. These Treated Fuels™ would allow countries to be within most compliance criteria for emissions. Having FUTT™ mandated would reduce emissions without costly upgrades. While the FUTT™ products have been tested in laboratory conditions, further research and development must be completed prior to wide range commercialization.

Our Business, page 25

8.	Revised disclosure in this subsection may suggest or imply that you are not in the development stage and that you have attained the commercialization stage for marketing, selling, and distributing your products. Please revise.

This section has been revised to read as follows:

Advance Green Energy is an alternative-energy integration technology company, which offers four unique fossil fuel additives, enabling you to use less fuel and the cheapest grade of fuel, while making it a cleaner burning fuel. AGE also provides packaged modular power systems, advice and guidance to build power plants up to 100 megawatts, services and products to commercial, industrial, government and utility customers worldwide.

AGE offers the revolutionary FUTT™ (Fuels Using Tomorrow’s Technology) products, four proven nanotechnologies that improve the efficiency of coal gasification, diesel fuel, bunker fuel, and HFO while reducing emission levels and providing an environmentally safe and usable product.

Product Tests, page 32

9.	File the consents of Battelle Memorial Institute and Western Kentucky University Institute for Combustion Science as exhibits to the Form 1-A. See Rule 436 of the Securities Act Rules.

We have omitted these product tests.

10.	Explain briefly here and under "Preliminary Tests on Coal" on page 33 the product tests' meaning of the term "proof-of-concept" as the term may have various interpretations.

This section has been deleted.

Management, page 34

11.	As we requested in comment 24 in our August 6, 2018 letter, please describe briefly the business experience of Mr. Peter M. Barbee during the past five years, including his principal occupations and employment during that period and the name and principal business of any corporation or other organization in which the occupations and employment were carried on. See Item 10(c) of Part II of Form 1-A.

The following has been added to this section:

Mr. Barbee has been the President of Advance Green Energy, Inc. since May 2016. Prior to that time, from 2008 to 2015, Mr. Barbee was President of Advance Green Technologies, Inc. Advance Green Energy has acquired the rights to the products of Advance Green Technologies, Inc.

Board Composition, page 39

12.	Disclosure that your board of directors currently consists of two members is inconsistent with revised disclosure under "Management" on page 34 and "Signatures" on page III-2 that your board of directors currently consists of three members. Please reconcile the disclosures.

These disclosures have been reconciled.

Index to Financial Statements, page F-1

13.	We note that you provided interim financial statements for the six months ended June 30, 2018. Please amend your filing to provide the comparative period in 2017. Refer to Regulation A.T.Form1-A Part F/S (b)(4) for guidance.

These financial statements have been provided.

Index to Exhibits, page III-1

14.	Please tell us when you intend to file an auditor's consent from Assurance Dimensions.

The auditor's consent has been filed.

Exhibit 6.12, page 17 lanphier

15.	Exhibit A appears to exclude "Products/Pricing" information. Please revise.

The pricing exhibit to this document has been filed.

The following has been added to the section on Marketing.

Product Pricing

Pricing for our products will vary according to many factors, including, but not limited to, the fuel treated (coal, natural gas, bunker fuel, diesel fuel, etc.), the increase in efficiency obtained by using our products, the quality of the fuel treated, the volume of the sale, the country of use, and marketing arrangements.

Pricing for products is unique for each segment of work. For example, Treated Fuels™ may be priced per treated gallon and volumes would dictate the type of arrangement with not only governments, but blenders of the fuel. Multiple blenders would be utilized, which creates separate divisions of how participation would be distributed. In cases of coal gasification, the increase in rates of efficiency will play a role in pricing. When burning coal in a combustion chamber, as is the case in power plants and other industries, the quality of coal will dictate the pricing. The pricing will be a fluid item depending upon how each country or customer wants to use Treated Fuels™.

16.	Exhibit 6.13, page 1

The exhibit includes only two research summaries, the first of which is redacted. File the reports on the test results in unredacted form and in their entirety, including all attachments.

The subject report was redacted to avoid confusion as the product was tested at that time, while being the same product as is currently offered, was tested under a different name.

These research summaries have been omitted.

Exhibit 12.1, page 1

17.	As we requested in comment 26 in our August 6, 2018 letter, please file a revised legal opinion which reflects in its first sentence the fact that the company is a Florida company.

The legal opinion has been so revised.

Other

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge being aware that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you would like any further information or have any questions, please do not hesitate to contact me on my private line – 727 656 5504 or at the fax number given above.

Sincerely,

/s/ John E. Lux

John E. Lux